Henkel

A Brand like a Friend

02 OCT -3 AM 9:47

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02055205

Abteilung / dept.	Recht / Law Department VJC - Corporate Matters
Telefon / phone (direct)	(+49-211) 797 8959
Telefax / fax (direct)	(+49-211) 798 2463
E-Mail	thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message	

Datum

2002-10-02

SUPPL

PROCESSED
OCT 0 9 2002
THOMSON
FINANCIAL P

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release of September27, 2002 "Henkel Group to acquire North American Business from Cemedine".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

Nicolas Kühn

dlw 10/8

Encl.

Anne Brauers
01.10.2002 16:48
Entscheidung erforderlich ? ☐ ja

An:
Kopie:
Thema:

MC 1 world: Henkel

FK 1-3 Deutschland: Henkel, Verbundene Unternehmen

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press releases, which we distributed to the media worldwide.

With my very best regards

Ernst Primosch

Press Release
Adhesives and sealants for the automotive industry

Henkel Group to acquire North American business from Cemedine

The Henkel Group, Düsseldorf, Germany, acquired from Cemedine Co., Ltd., Tokyo, Japan, Cemedine U.S.A., Inc., a hundred percent North American subsidary engaged in the automotive industry, effective September 25, 2002. Cemedine U.S.A., Inc., Oak Creek, Wisconsin, USA, generated sales of over US$ 33 million in fiscal 2001 and employs 86 people. Since late 1999, Henkel and Cemedine have been developing, manufacturing and marketing adhesives and sealants for the automotive industry in their joint venture Cemedine Henkel Co., Ltd., Tokyo, Japan.

Düsseldorf – "Cemedine U.S.A., Inc. develops and manufactures first-class products tailored to the needs of our customers. With this acquisition, we will be expanding our adhesives and sealants portfolio to specifically serve Japanese automobile manufacturers operating in the North American markets," explains Ramon Bacardit, Corporate Vice President Henkel Surface Technologies of the Henkel Group. "We will integrate Cemedine U.S.A., Inc. as quickly as possible with our U.S. adhesives and sealants business and thus markedly strengthen our position in this market."

Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The branded business sectors are Laundry & Home Care, Cosmetics/Toiletries and Consumer and Craftsmen Adhesives. Henkel Technologies includes Industrial Adhesives, Engineering Adhesives and Surface Technologies. The Company operates in over 75 countries. In the first half of fiscal 2002, the Henkel Group generated sales of 4.9 billion euros and an operating profit (EBIT) of 330 million euros. 46,818 employees work for the Henkel Group worldwide.

September 27, 2002

Contact
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
email: ernst.primosch@henkel.com

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-2484
email: lars.witteck@henkel.com
Internet: http://www.press.henkel.com, http://www.henkel-technologies.com